

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 22, 2021

Julie Baron
President and Chief Operating Officer
Trean Insurance Group, Inc.
150 Lake Street West
Wayzata, MN 55391

   Re: Trean Insurance Group, Inc.
     Form 10-K Filed March 26, 2021
     File No. 001-39392

Dear Ms. Baron:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Sincerely,

         Division of Corporation Finance
         Office of Finance